October 7, 2016

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.
Form 8-K Dated July 27, 2016
Filed July 27, 2016
File No. 001-16483

Dear Mr. Skinner,

This letter responds to the letter dated September 27, 2016 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 8-K containing the earnings release for the quarter ended June 30, 2016 of Mondelēz International, Inc. (the “Company”) filed July 27, 2016. For your convenience, we have set forth below your comments followed by our response.

Form 8-K Filed July 27, 2016

Exhibit 99.1

1.	We note you exclude restructuring costs in your calculations of non-GAAP financial measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We exclude the costs of our 2014-2018 Restructuring Program as the program is not normal or recurring. The $3.5 billion program is comprised of approximately $2.5 billion in cash costs and $1.0 billion in non-cash costs and up to $2.2 billion in capital expenditures. The main objective of the program is to reduce our operating cost structure in both our supply chain and overhead costs through:

•	the transformation of our portfolio of legacy manufacturing facilities into a modernized multi-product manufacturing supply chain infrastructure, which will entail streamlining and/or divesting over 65% of our plants across the globe and installing approximately 30 new, advanced production lines;

•	moving from country-based operations to regional operating businesses; and

•	the implementation of shared services across our global operations to drive transactional efficiencies.

As indicated by the filing of our Current Report on Form 8-K dated May 7, 2014, this program was approved by the Board of Directors and commits the Company to this plan. The Restructuring Program is a global-scale initiative that we do not expect to recur once we have made the resulting changes to our business.

Brad Skinner

October 7, 2016

We monitor the Restructuring Program to ensure compliance with the objectives of the program. Any restructuring activity not aligned with the program goals is expensed and not subject to adjustment in our presentation of non-GAAP earnings measures. In keeping with the updated Non-GAAP Compliance and Disclosure Interpretations, we present GAAP financial measures prominently and supplement that information with certain non-GAAP financial measures that management uses in making decisions regarding the business and that provide useful information to investors and the finance community, which allows them to compare our performance across periods and against our peers. We benchmarked our non-GAAP measures against the measures presented by the U.S. companies in our performance peer group, as referenced in our filings with the Commission, and our treatment of costs associated with the 2014-2018 Restructuring Program is consistent with these peers, as they also exclude major restructuring programs from their non-GAAP financial measures.

In order to clarify how we adjust our non-GAAP financial measures to reflect the costs of the Restructuring Program, in future earnings releases and filings, we intend to include a footnote to our “Definitions of the Company’s Non-GAAP Financial Measures” section stating as follows, with conforming changes throughout as appropriate:

Non-GAAP adjustments related to the 2014-2018 Restructuring Program reflect costs incurred that relate to the objectives of the company’s program to transform its supply chain network and organizational structure. Costs that do not meet the program objectives are not reflected in the non-GAAP adjustments.

2.	We note that you adjust your non-GAAP measure “Adjusted EPS” for your proportionate share of unusual or infrequent items recorded by your equity investees. Please explain to us why this treatment of equity method investment earnings is not an individually tailored measurement method substituted for the one in GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We record and report “equity method investment net earnings” as prescribed by U.S. GAAP and without adjustment in our financial statements. In our presentation of “Adjusted EPS”, we seek to reflect the results of our equity method investees in a manner consistent with how we present non-GAAP results for the Company as a whole by recognizing our share of unusual or infrequent items recorded by our equity method investees. These one-time costs also include the integration costs for:

•	The transactions completed on July 2, 2015 in which we combined our wholly owned coffee businesses with those of D.E Master Blenders 1753 B.V. to create a new company, Jacobs Douwe Egberts (“JDE”) in which we currently hold a 26.4% equity interest and;

•	The transaction completed on March 7, 2016 in which we exchanged a portion of our equity in JDE for a 24.2% equity interest in Keurig Green Mountain Inc.

Brad Skinner

October 7, 2016

We review the non-GAAP adjustments with our investees each quarter to evaluate whether the adjustments are appropriate and consistent with industry practices. We adjust for the non-GAAP items of the investees in order to provide investors with a comparable view of our performance across periods. Prior to entering into these investments, we benchmarked equity method investee non-GAAP reporting against that of similarly situated companies with material equity method investments. Our review confirmed that others reflected their share of the equity method investee non-GAAP adjustments in their non-GAAP presentation.

In order to clarify the purpose and effect of these adjustments, in future earnings releases and filings, we intend to revise our description of “Adjusted EPS” in relevant part as follows, with conforming changes throughout as appropriate:

“Adjusted EPS” is defined as diluted EPS attributable to Mondelēz International from continuing operations excluding… Similarly, within Adjusted EPS~~In addition~~, the company’s ~~has adjusted its~~ equity method investment net earnings ~~for~~ exclude its proportionate share of its investees’ unusual or infrequent items, such as acquisition and divestiture-related costs and restructuring program costs~~, recorded by the company’s JDE and Keurig Green Mountain Inc. (“Keurig”) equity method investees~~. The company believes that Adjusted EPS provides improved comparability of underlying operating results…

We appreciate the opportunity to respond to the staff’s comment letter and look forward to resolving any concerns the staff might have. If you have any questions, please contact Carol Ward, Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

/s/ Brian T. Gladden

Brian T. Gladden

Executive Vice President

and Chief Financial Officer

cc:	John Cannarella
Patrick Gilmore